TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

March 25, 2008

Board of Directors
Entech Environmental Technologies, Inc.

RE: Independent Registered Public Accounting Firm's Consent

Dear Sirs:

We consent to the inclusion in the Registration Statement of Entech Environmental Technologies, Inc. on Form S-1 of our report dated December 27, 2007, with respect to our audit of the consolidated balance sheet of Entech Environmental Technologies, Inc. and subsidiaries (the "Company"), as of September 30, 2007, and the related consolidated statements of income, stockholders' equity (deficit) and cash flows for the year then ended, which report appears in the Prospectus, which is part of the Registration Statement. We also consent to the reference to our Firm under the heading "Experts" in such Prospectus.

Very Truly Yours,

Tarvaran Askelson & Company

Tarvaran, Askelson & Company, LLP